SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               FCB Financial Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   301932 10 9
                                 (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 301932 10 9

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FCB Financial Corp. Employee Stock Ownership Plan
         Trustee of the FCB Financial Corp. Employee Stock Ownership Plan

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Wisconsin
                     5  SOLE VOTING POWER
      NUMBER OF

        SHARES          137,707 shares

                     6  SHARED VOTING POWER
     BENEFICIALLY

                        118,915 shares
       OWNED BY

         EACH
                     7  SOLE DISPOSITIVE POWER
      REPORTING
                        137,707 shares
        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        118,915 shares


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        256,622 shares


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        6.6%


    12   TYPE OF REPORTING PERSON*

                        EP



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1(a).     Name of Issuer:

                  FCB Financial Corp.

   Item 1(b).     Address of Issuer's Principal Executive Offices

                  420 South Koeller Street
                  Oshkosh, Wisconsin  54902

   Item 2(a).     Name of Person Filing:

                  FCB Financial Corp. Employee Stock Ownership Plan
                  Trustee of the FCB Financial Corp. Employee Stock Ownership
                  Plan
                       The Trustee of the FCB Financial Corp. Employee Stock Ownership Plan is a committee consisting of the following individuals: William A. Raaths, David L. Erdmann, Richard A. Bergstrom, Ronald L. Tenpas and Thomas C. Butterbrodt. The Trustee (which acts by a majority vote of the individuals comprising the Trustee) exercises sole voting and dispositive power over shares which have not been allocated to Plan participants and shared voting and dispositive power over allocated shares. This Amendment No. 4 to
                       Schedule 13G is filed on behalf of the FCB Financial Corp. Employee Stock Ownership Plan and the Trustee thereof.

   Item 2(b).     Address of Principal Business Office or, if none,
   Residence:

                  420 South Koeller Street
                  Oshkosh, Wisconsin 54902

   Item 2(c).     Citizenship:

                  State of Wisconsin

   Item 2(d).     Title of Class of Securities:

                  Common Stock, $.01 par value

   Item 2(e):     CUSIP Number:

                  301932 10 9

   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [  ] Broker or Dealer registered under section 15 of the
                       Act
             (b)  [  ] Bank as defined in section 3(a)(6) of the Act
             (c)  [  ] Insurance Company as defined in section 3(a)(19) of the Act
             (d)  [  ] Investment Company registered under section 8 of the
                       Investment Company Act
             (e)  [  ] Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
             (f)  [x ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
             (g)  [  ] Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G)
             (h)  [  ] Group, in accordance with Section  240.13d-
                       1(b)(1)(ii)(H)

   Item 4.   Ownership.

             (a)       Amount Beneficially Owned:  256,622 shares

             (b)       Percent of Class:  6.6%

             (c)       Number of shares as to which such person has:

                            (i)  sole power to vote or to direct the vote

                                 137,707 shares

                            (ii) shared power to vote or to direct the vote

                                 118,915 shares

                            (iii)sole power to dispose or to direct the
                                 disposition of

                                 137,707 shares

                            (iv) shared power to dispose or to direct the
                                 disposition of

                                 118,915 shares

   Item 5.   Ownership of Five Percent or Less of a Class.

             Not Applicable

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Participants who are allocated shares under the FCB Financial Corp. Employee Stock Ownership Plan have certain rights with respect thereto, including the right to receive dividends on and the proceeds from the sale of such shares.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable

   Item 8.   Identification and Classification of Members of the Group.

             Not Applicable

   Item 9.   Notice of Dissolution of Group.

             Not Applicable

   Item 10.  Certification.

             By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


   Date:  February 12, 1998

   FCB Financial Corp. Employee Stock Ownership Plan
   Trustee for the FCB Financial Corp. Employee Stock Ownership Plan



   /s/ William A. Raaths
   William A. Raaths


   /s/ David L. Erdmann
   David L. Erdmann


   /s/ Richard A. Bergstrom
   Richard A. Bergstrom



   /s/ Ronald L. Tenpas
   Ronald L. Tenpas


   /s/ Thomas C. Butterbrodt
   Thomas C. Butterbrodt


   The foregoing persons are a committee which serves as the Trustee of the FCB Financial Corp. Employee Stock Ownership Plan.